H e r r i c k
New York Newark Princeton		Richard M. Morris Partner Direct Tel: 212.592.1432 Direct Fax: 212.545.3371 Email: rmorris@herrick.com

December 19, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Legacy Education Alliance, Inc. Amendment No. 1 to Form 8-K Filed December 19, 2014 File No. 333-184897

Ladies and Gentlemen:

On behalf of our client, Legacy Education Alliance, Inc. (the “Company”), we are responding to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Current Report on Form 8-K filed by the Company with the Commission on November 10, 2014 (the “8-K”) that were provided in the Staff’s letter dated December 5, 2014 (the “Comment Letter”).

We note that on the date of this letter, the Company has filed an amendment (Amendment No. 1 to 8-K, which is referred to in this letter as the “First Amendment”) to update the financial information included in our filing as well as include certain other new information.

Certain of the Staff’s comments in the Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the 8-K. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the First Amendment.

The Company’s responses are set forth below. For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter, each of the comments is restated in bold italics prior to the response and Tigrent Inc., the accounting acquirer in the merger described in the 8-K, is referred to as “Tigrent”. All page number references in the responses below refer to the page numbers in the First Amendment.

Securities and Exchange Commission Page 2

Financial Statements or General

1. Please update the financial information included in your filing in accordance with the requirements of Rule 3-12 of Regulation S-X.

We acknowledge the Staff’s comment and the First Amendment provides the following information:

●	beginning at page 2, Management Discussion and Analysis of the financial position as of, and the results of operations and cash flows for the nine month period ending, September 30, 2014, of Tigrent and its subsidiaries; and

●	provides as exhibit number 99.4, the unaudited financial statements of Tigrent and its subsidiaries as of, and for the nine month period ending, September 30, 2014.

We note that the Company has determined to change its fiscal year end from September 30 to December 31 and the First Amendment reports this determination beginning at page 7.

2. We note that Tigrent had annual revenues greater than $50 million for the most recently audited fiscal year ended December 31, 2013, however, it appears that scaled disclosures applicable to Smaller Reporting Companies were provided. Because Tigrent is the surviving entity in your transaction, your disclosures should reflect Tigrent’s eligibility as a Smaller Reporting Company. Please tell us how you considered the guidance in Rule 10(f)(1) of Regulation S-K in determining Tigrent’s eligibility as a Smaller Reporting Company.

We acknowledge the Staff’s comment and have discussed this comment with the Staff. The Company believes that it qualifies as a Smaller Reporting Company, in part, because of the value of the public float of the accounting acquirer, Tigrent. We discussed with the Staff that the Company will request a waiver from the Office of Chief Accountant of the Corporate Finance Division of the Staff. This comment would be resolved if a waiver is granted. If a waiver is not granted, then Company will provide additional information as to the reasons that the Company qualifies as a Smaller Reporting Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

3. We note that you reconcile your non-GAAP measure, Adjusted EBITDA, to net income attributable to Tigrent, Inc. Because you adjust this measure for changes in deferred revenue and course expenses, effectively reflecting cash disbursements and receipts as opposed to earned revenues and incurred expenses, it appears to be a measure of liquidity as opposed to performance. Therefore, we believe the most directly comparable GAAP measure is cash provided by operating activities rather than net income. Please advise or revise accordingly.

We acknowledge the Staff’s comment and the First Amendment, beginning at page 5, the Company has provided financial information and a discussion and analysis regarding its net income (loss), which is a GAAP measure, and has retained limited information regarding EBITDA and Adjusted EBITDA, which is more limited to be responsive to the Staff’s comments and which we believe makes clear that this non-GAAP disclosure is a measure of liquidity.

Securities and Exchange Commission Page 3

4. Further, it appears the disclosure of cash sales is given undue prominence, as is adjusted EBITDA. Because no discussion or analysis around cash sales is provided, it is unclear why this disclosure is provided within MD&A. With regard to adjusted EBITDA, we note you do not discuss net income in your overview of the year ended December 31, 2013 compared to the year ended December 31, 2012. Please revise your disclosure to avoid giving undue prominence to non-GAAP measures, or advise us.

We acknowledge the Staff’s comment and, in the First Amendment, no longer provide this information.

Security Ownership of Certain Beneficial Owners and Management, page 35

5. We note from your table that Tigrent has beneficial ownership of 80% of your company. Please disclose the natural person who has control over Tigrent Inc.

There is no natural person or group that, to the knowledge of Tigrent, has beneficial ownership that controls Tigrent through the ownership of stock or contract or otherwise. Tigrent’s business and affairs are directed by a board of directors, whose members are the same as those of the Board of Directors of the Company.

The Company is providing to the Staff, concurrently with this letter, a written statement acknowledging the matters noted in the Comment Letter.

*     *     *     *     *

We thank you for your attention to this letter. Please do not hesitate to contact the undersigned at (212) 592-1432 or by email at rmorris@Herrick.com or by fax at (212) 545-3371 with any questions or further comments you have regarding the 8K or the First Amendment or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris

cc:	Legacy Education Alliance, Inc.
Anthony C. Humpage
James E. May
Charles F. Kuehne

Staff of the Commission
Keny Gumbs
Robert S. Littlepage
Ajay Koduri

December 19, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Legacy Education Alliance, Inc. Amendment No. 1 to Form 8-K Filed December19, 2014 File No. 333-184897

Ladies and Gentlemen:

Reference is made to the response letter dated December 19, 2014 to the Securities & Exchange Commission (“SEC”). On the date of this letter, Legacy Education Alliance, Inc. (“Company”) has filed its Amendment No. 1 to Form 8-K to update the financial information included in our filing as well as include certain other new information. Additionally, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy an accuracy of the disclosures made in the Current Report on Form 8-K/A filed December 19, 2014.

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Securities & Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEGACY EDUCATION ALLIANCE, INC.

/s/ Anthony Humpage
By: Anthony Humpage
Title: CEO